SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
FORM U-12(I)-A
Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
1935 by a Person Employed or Retained by a Registered Holding Company
or a Subsidiary Thereof
     Note. This form is prescribed for statements to be filed within 10 days after the date of each activity within the scope of Section 12 (i) of the Act and for supplemental monthly statements which are required to be filed within 10 days after the close of each calendar month in which expenses are incurred or compensation received in connection with such activity. (Inapplicable to the extent that advance statements are duly filed on Form U-12(I)-B.)
(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)
(See Instructions on Back of This Form.)
     1.    Name and business address of person filing statement.
Michael W. Roberts, Operations Manager
Columbia Gas Transmission Corporation
310 Fellowship Road
Chester Springs, PA 19425

     2.    Names and addresses of any persons through whom the undersigned has engaged in the activities described in item 4 below.
None

     3.    Registered holding company systems involved.
NiSource Inc., Columbia Energy Group (registered holding companies) and Columbia Gas Transmission Corporation.

     4.    Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(i) of the Act, and extent to which other than “routine expenses” are contemplated.
Michael W. Roberts, Operations Manager for Columbia Gas Transmission Corporation, testified on September 22, 2005, before the Senate Energy and Natural Resources Committee on S. 1310, the Delaware Water Gap National Recreation Area Natural Gas Pipeline Enlargement Act. He presented testimony because this bill would authorize the National Park Service to modify an existing right of way agreement to allow Columbia Gas Transmission Corporation to upsize a pipeline in the recreation area as part of our Line 1278 replacement project.

     5.    (a)   Compensation received and to be received by the undersigned, and any other persons, directly or indirectly, for the services described in item 4, above, and the sources of such compensation.
None

Name of recipient	Salary or other compensation		Person or company from whom received or to be received
	received (a)	to be received (b)

Michael W. Roberts	*	*	Columbia Gas Transmission Corporation _________________

*Pursuant to Rule 104, this confidential information will be filed separately

            (b)   Names of persons with whom the undersigned has divided or is to divide his compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.
None

     6.    Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.
(a)	Total amount of routine expenses: $ ......................................$525.00

(b)	Itemized list of all other expenses: None

Date ..9/28/2005....... (Signed) ../s/Michael W. Roberts.........................

     Section 12(i) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.